Exhibit 99.1

Robo.ai Inc. Announces Results of Extraordinary General Meeting

DUBAI, United Arab Emirates, October 23, 2025 — Robo.ai Inc. (Nasdaq: AIIO) (the “Company”), a technology company headquartered in the United Arab Emirates, today announced that each of the proposed resolutions submitted for shareholder approval as set forth in the notice of extraordinary general meeting of shareholders dated October 8, 2025 (the “EGM Notice”) has been adopted at its extraordinary general meeting of shareholders held in Dubai, United Arab Emirates today.

After the adoption of the proposed resolutions, (i) the Company’s authorized share capital is increased to US$400,000, divided into 4,000,000,000 shares comprising 500,000,000 Class A ordinary shares and 3,500,000,000 Class B ordinary shares, par value US$0.0001 each, and (ii) the Fourth Amended and Restated Memorandum and Articles of Association are adopted to, among others, reflect the share capital increase and expand the power of the board of directors of the Company.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO) is a technology company focusing on building a global AI robotics network platform. Its mission is to integrate intelligent terminals, develop a unified AI operating system, and establish a smart contract-enabled ecosystem to drive the intelligent era. Robo.ai aims to transform into a decentralized AI asset platform, connecting all AI terminals and enabling the next wave of asset tokenization and the Internet of Things.

Investor Relations Contact

Robo.ai Inc.

Email: pr@roboai.io

Website: www.roboai.io